UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*



                             FOUR OAKS FINCORP, INC.
                                (Name of Issuer)



                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)


                                   350891 10 7
                                 (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))
                                Page 1 of 5 Pages


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CUSIP No. 350891 10 7                 13G                     Page 2 of 5 Pages

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--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Josephine L. Sturdivant
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                              (a)  [ ]
                                                              (b)  [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                           5)  SOLE VOTING POWER

NUMBER OF                                                              45,351
 SHARES                    -----------------------------------------------------
BENEFICIALLY               6)  SHARED VOTING POWER
 OWNED BY                                                              1,842
   EACH                    -----------------------------------------------------
 REPORTING                 7)  SOLE DISPOSITIVE POWER
  PERSON                                                              45,351
   WITH                    -----------------------------------------------------
                           8)  SHARED DISPOSITIVE POWER
                                                                       1,842

--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      52,486
--------------------------------------------------------------------------------
10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                         6.0%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (See Instructions)

                                                                          IN
--------------------------------------------------------------------------------


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CUSIP No. 350891 10 7                 13G                     Page 3 of 5 Pages

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Item 1.

         (a) Name of Issuer

         Four Oaks Fincorp, Inc.

         (b) Address of Issuer's Principal Executive Offices

         6144 US 301 South
         Four Oaks, North Carolina  27524

Item 2.

         (a) Name of Person Filing

         This statement is filed by Josephine L. Sturdivant.

         (b) Address of Principal Business Office or, if none, Residence

         5426 Hampton Road
         Fayetteville, North Carolina  28311

         (c) Citizenship:

         United States of America

         (d) Title of Class of Securities

         Common stock, par value $1.00 per share

         (e) CUSIP Number

                  350891 10 7
Item 3.

         Not applicable.

Item 4.  Ownership

         (a)  Amount Beneficially Owned:

         On July 1, 1997, Four Oaks Bank & Trust Company (the "Bank") reorganized into a bank holding company structure (the
         "Reorganization"). As a result of the Reorganization, Four Oaks Fincorp, Inc. is the sole shareholder of the Bank.

         Pursuant to the Reorganization, the Bank's Common Stock was converted, on a share-for-share basis, into Common Stock of Four Oaks Fincorp, Inc. The Bank's Common Stock was registered under Section 12(g) of the Act. Pursuant to the Reorganization, Four Oaks Fincorp, Inc. filed a Current Report on Form 8-K12G-3 as the successor
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CUSIP No. 350891 10 7                 13G                     Page 4 of 5 Pages

---------------------------                                  -------------------

         issuer of the Bank under Rule 12g-3 promulgated under the Act. Effective July 1, 1997, Four Oaks Fincorp, Inc. began filing reports with the Securities and Exchange Commission pursuant to the Act.

         While a holder of more than 5% of the outstanding shares of the Bank's Common Stock, the Reporting Person filed Form F-11A with the Federal Deposit Insurance Corporation. Pursuant to the Reorganization, the Reporting Person's shares of Bank Common Stock were converted, on a share-for-share basis, into shares of Common Stock of Four Oaks Fincorp, Inc. As of December 31, 1997, the Reporting Person beneficially owned 52,486 shares of Common Stock of Four Oaks Fincorp, Inc. which includes 5,293 shares owned by her spouse individually and 1,842 shares owned jointly by the Reporting Person and her spouse. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that she is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the shares of Common Stock of the issuer owned of record by her spouse. The Reporting Person has no power to vote, direct the voting of, dispose of, or direct the disposition of such shares owned by her spouse.

         (b) Percent of Class:

         Such 52,486 shares of Common Stock are 6.0% of the 873,605 shares of Common Stock outstanding as of December 31, 1997.

         (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:             45,351

              (ii) shared power to vote or to direct the vote:            1,842

             (iii) sole power to dispose or to direct the
                   disposition of:                                       45,351

              (iv) shared power to dispose or to direct the
                   disposition of:                                        1,842

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         As stated above, the Reporting Person's spouse owns 5,293 shares of Common Stock of the Issuer individually and has the right to receive dividends and proceeds from the sale of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.



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CUSIP No. 350891 10 7                 13G                     Page 5 of 5 Pages

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Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

                           Signature:     /s/ Josephine L. Sturdivant
                                          --------------------------------------
                                          Name/Title:  Josephine L. Sturdivant